Exhibit 99.1

Silicon Motion Files Notice of Arbitration Claim

Against MaxLinear

TAIPEI, Taiwan and MILPITAS, Calif., October 5, 2023 – Silicon Motion Technology Corporation (NASDAQGS: SIMO) (“Silicon Motion” or “the Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, today commenced an arbitration against MaxLinear, Inc. for breaching its May 5, 2022 agreement to acquire the Company (the “Merger Agreement”).

The claim was filed in the Singapore International Arbitration Centre (“SIAC”), as provided under the Merger Agreement. In the arbitration, the Company seeks payment of the termination fee of $160 million, further substantial damages, interest and costs. The Company has nominated an arbitrator. Each party is entitled to nominate one arbitrator and the party-nominated arbitrators will jointly nominate a third arbitrator (or, if they fail to do so, the third arbitrator will be appointed by the SIAC).

Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.

About Silicon Motion

Silicon Motion is the global leader in supplying NAND flash controllers for solid state storage devices. Silicon Motion supplies more SSD controllers than any other company in the world for servers, PCs and other client devices and is the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. Silicon Motion also supplies customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Silicon Motion’s customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2023. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:
Jason Tsai	Selina Hsieh
jtsai@siliconmotion.com	ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global

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